Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated August 9, 2013, except for the effects on the financial statements of the restatement described in Note 2, as to which the date is September 30, 2013, and except for the retroactive effect of the one for 1.6756 reverse stock split as described in paragraph 6 of Note 1, as to which the date is November 8, 2013, in the Registration Statement (Form S-1) filed to register 985,550 shares of common stock, $0.001 par value per share for an offering pursuant to Rule 462(b) under the Securities Act of 1933 and related Prospectus of Tandem Diabetes Care, Inc. dated November 8, 2013.

/s/ Ernst & Young LLP

San Diego, California

November 14, 2013